Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

July 19, 2006

BY EDGAR AND HAND DELIVERY

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Registration Statement on Form S-1

Filed on May 10, 2006

Amendment No. 1 filed on June 19, 2006

Amendment No. 2 filed on July 7, 2006

Amendment No. 3 filed on July 19, 2006

File No. 333-133950

Dear Mr. Webb:

On behalf of InnerWorkings, Inc. (the “Company”), enclosed for your review is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-133950) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and amended by Amendment No. 1 to the Registration Statement, filed with the Commission on June 19, 2006, and amended by Amendment No. 2 to the Registration Statement, filed with the Commission on July 7, 2006. An electronic version of Amendment No. 3 concurrently has been filed with the Commission through the Commission’s EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to Amendment No. 2 to the Registration Statement.

Mr. Mark S. Webb

July 19, 2006

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated July 17, 2006, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Summary Consolidated Financial and Other Data, page 7

Comment No. 1

Please consider revising the pro forma income statement data here and in selected financial data on page 24 to reflect all pro forma adjustments included in the “pro forma as adjusted” columns on pages F-49 and F-50 and refer to the detailed pro forma disclosures for more information.

Response:

The Company has revised the pro forma income statement data in “Summary Consolidated Financial and Other Data” on page 7 of the prospectus to reflect all pro forma adjustments included in the pro forma as adjusted columns on pages F-48 and F-49 of the prospectus and to refer to the more detailed pro forma disclosures for more information.

Selected Consolidated Financial and Other Data, page 24

Comment No. 2

We note that you have included pro forma consolidated statements of operations data for the year ended December 31, 2005 and for the three months ended March 31, 2006 to give effect to the May 31,2006 acquisition of Graphography Limited LLC. Please remove the columns with this pro forma information as it should be included only in the summary consolidated financial data on page 7 and the unaudited pro forma condensed consolidated financial statements.

Response:

The Company has removed the columns with pro forma consolidated statements of operations data for the year ended December 31, 2005 and for the three months ended March 31, 2006 from the “Selected Consolidated Financial and Other Data” on page 24 of the prospectus.

Certain Relationships and Related Party Transactions, page 61

Comment No. 3

We note your disclosure on page 61 that prior to the completion of this offering you intend to sell your 2,000,000 shares of Echo Class A common stock to Echo at a purchase price of $1.26 per share. Please explain to us and disclose in your MD&A how you intend to account for this sale of your investment in Echo.

Mr. Mark S. Webb

July 19, 2006

Response:

We advise the Staff that the Company no longer intends to sell its 2,000,000 shares of Echo Class A common stock to Echo. Rather, the Company has decided to retain such shares. Accordingly, the Company has removed the referenced disclosure from the “Certain Relationships and Related Party Transactions” section of the prospectus.

Financial Statements for the year ended December 31. 2005

Consolidated Statements of Members’ Equity, page F-5

Comment No. 4

We note from your response to our prior comment 6 that you accounted for the IWG acquisition as an exchange between entities under common control. In light of the fact that IWG was a start-up entity with no net assets or historical operating results, please explain to us in detail why you issued 13,000,000 shares of common stock to acquire this entity. Please tell us how the amount of consideration was determined and what the business purpose of the acquisition was. For example, in Note 7 you state that the acquisition allowed you to gain access to a new business market and build relationships, but given that IWG had no operations, it is unclear how acquiring the company would accomplish this. Also, please tell us how the owners of Incorp were related to Innerworkings at the time of the issuance of shares and why you believe this transaction was appropriately accounted for as an exchange between entities under common control rather than as compensation expense to officers and/or directors. Additionally, based on the 2002 cash transactions involving the sale of Class A common shares which were completed for $.06 per share, we believe that there should be some value assigned to the shares issued in 2003. Please review the transactions leading up to and surrounding the issuance of shares during 2003 and assign a value other than zero to the shares issued. Please revise your financial statements and disclosures accordingly.

Response:

The Company acquired Insight World Group (“IWG”) from Incorp in January 2003 for 13,000,000 shares of the Company’s Class A common stock. At the time of the acquisition, although IWG was in the early stage of its development cycle, it provided several benefits to the Company, which included: (1) an opportunity to increase the Company’s product offerings beyond printed materials into promotional products and premium items, which the Company felt were a natural extension of its business plan to offer one integrated solution of ink printed on any substrate to its clients; (2) a sales executive with over eight years of experience in the distribution of premium items with strong client relationships; (3) IWG had identified a potential production manager with over 10 years of experience sourcing premium items with access to the vast supplier network in the promotional products industry, who ultimately became an IWG employee; (4) IWG’s business plan, which provided the Company with a strategy for penetrating the promotional products market; and (5) IWG had engaged in discussions with and had performed due diligence on certain acquisition targets in the promotional products industry,

Mr. Mark S. Webb

July 19, 2006

which IWG later utilized in acquiring Express Productions in October 2003. IWG generated revenue of $1.3 million, $7.4 million and $9.4 million in 2003, 2004 and 2005, respectively.

The owners of the Company at the time of the IWG acquisition (Incorp: 61.3%; Brian McCormack: 22.1%; George Keenan: 9.2%; Orange Media: 3.4%; Old Willow: 3.8%; and other: 0.2%) determined that the issuance of 13,000,000 shares of Class A common stock, which at an assumed fair market value of $0.06 per share represented an aggregate purchase price of $780,000, was a fair price to pay for the benefits acquired.

At the time of the IWG acquisition, Orange Media and Old Willow owned over 80% of Incorp, and Incorp, Orange Media and Old Willow owned over 68% of the Company. Consequently, this transaction constituted an exchange between entities under common control, which the Company accounted for at the historical carrying value of zero.

Interim Financial Statements for the period ended March 31, 2006

Note 8, Subsequent Events-2006 Stock Option Grants, page F-34

Comment No. 5

We note that Note 8 has been revised to remove the disclosure of the six year vesting period of the options granted in May 2006. Please revise your note to include the vesting period of the 1,150,000 options granted in May 2006.

Response:

The Company has disclosed the six-year vesting period of the 1,150,000 options granted in May 2006 in “Note 1. Summary of the Significant Accounting Policies—Stock-Based Compensation” of the Notes to its Interim Financial Statements for the period ended June 30, 2006 on page F-28 of the prospectus.

Audited Financial Statements of Graphography Limited LLC

Report of Independent Auditors, page F-35

Comment No. 6

We note that your report of independent auditors does not include the name of the auditor. Please revise to include the manual or printed signature of the auditor’s firm on the report of the independent public accounting firm. Refer to Rule 2-02(a) of Regulation S-X and paragraph 8 of SAS 58.

Mr. Mark S. Webb

July 19, 2006

Response:

The Company has included the printed signature of Ernst & Young LLP on the report of independent auditors on page F-35 of the prospectus.

Note 2. Summary of Significant Accounting Policies, page F-40-Accounts Receivable

Comment No. 7

In light of the significant accounts receivable balance at December 31, 2005, please include a description of the accounting policies and methodology Graphography used to estimate the allowance for doubtful accounts and its policy for charging off uncollectible loans and receivables. See paragraph 13a-c of SOP 01-6.

Response:

The Company has included a description of the accounting policies and methodologies Graphography used to estimate the allowance for doubtful accounts and Graphography’s policy for charging off uncollectible loans and receivables in “Note 2. Summary of Significant Accounting Policies—Accounts Receivable” on page F-40 of the prospectus.

Notes to the Financial Statements for the three months ended March 31, 2006, page F-46

Comment No. 8

Please add a note to the financial statements discussing the nature and terms of the customer deposit balance and the unbilled revenue balance as of March 31, 2006.

Response:

The Company has added the requested disclosure in the Unbilled Revenue and Customer Deposits sections of Note 1. Summary of Significant Accounting Policies to the Graphography Financial Statements for the three months ended March 31, 2006 on page F-46 of the prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-47

General, page F-47

Comment No. 9

We note that your overview section discloses that the pro forma financial statements are presented to show the effects of the Graphography acquisition. Please revise the overview, or summary section on page F-47, to disclose the other transactions that are included in the pro

Mr. Mark S. Webb

July 19, 2006

forma financial statements such as the conversion from an LLC to a C corporation which occurred on January 3, 2006, and offering related transactions such as the distribution of $7 million to preferred shareholders, use of offering proceeds, and recapitalization.

Response:

The Company has revised the overview, or summary section on page F-47, to disclose the other transactions that are included in the pro forma financial statements, including the conversion from an LLC to a C corporation, which occurred on January 3, 2006, and offering related transactions, including the distribution of $7 million to preferred shareholders, use of offering proceeds, and recapitalization.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-48

Comment No. 10

We note that the unaudited pro forma condensed consolidated income statements include an adjustment to eliminate interest expense on the debt that will be repaid using the proceeds of the offering. Please include an adjustment on the pro forma balance sheet that reflects the outstanding line of credit as being repaid using the proceeds of the offering.

Response:

We advise the Staff that, because the Company’s May 31, 2006 Graphography acquisition is already reflected in the Company’s June 30, 2006 balance sheet included in the prospectus, the Company has removed the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006 from the prospectus. The Company intends to include a June 30, 2006 pro forma as adjusted balance sheet in “Summary Consolidated Financial and Other Data” on page 8 of the prospectus and “Capitalization” on page 21 of the prospectus that will reflect the outstanding line of credit as being repaid using the proceeds of the offering.

Unaudited Pro Forma Condensed Consolidated Income Statement, pages F-49 to F-50

Comment No. 11

We note that you present pro forma adjustments reflecting the elimination of preferred dividends resulting from the conversion of all preferred stock into shares of common stock as “other pro forma adjustments.” We also note that you present adjustments reflecting the elimination of interest expense on the outstanding debt that will be repaid from the proceeds of the offering as “offering pro forma adjustments.” Because these adjustments both directly relate to the offering, we believe it is confusing to have them in two separate columns. Please revise your pro forma statements of operations to present one column for acquisition pro forma adjustments and one column for offering or other adjustments.

Mr. Mark S. Webb

July 19, 2006

Response:

The Company has revised its pro forma statements of operations on pages F-48 and F-49 of the prospectus to present one column for acquisition pro forma adjustments and one column for offering pro forma adjustments.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1. Cash and Cash Equivalents, page F-51

Comment No. 12

We note that there is up to an additional $3.0 million in cash purchase price which may be paid contingent upon future revenue generated by Graphography Limited LLC on or prior to May 31, 2010. Please disclose the terms of the contingent consideration and indicate how you will account for this contingent amount if Graphography achieves the agreed upon revenue amounts.

Response:

As we advised the Staff in our response to Comment 10, the Company has removed the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006 from the prospectus. Accordingly, the Company has also removed the referenced note from the prospectus. The Company discloses the terms of the $3.0 million of contingent cash consideration in “MD&A—Recent Developments—Graphography Acquisition” on page 27 of the prospectus and in “Business—Our Company” on page 42 of the prospectus. We advise the Staff that the Company will record any contingent payments made as additional goodwill on its balance sheet.

Note 4. Depreciation and Amortization, page F-51

Comment No. 13

We note that you are using a useful life of 15 years for purposes of amortizing the customer lists acquired in the Graphography acquisition to expense. Please tell us in further detail how you determined the estimated useful life for this intangible asset. As part of your response, please explain the various factors that were considered in determining that a 15 year useful life is appropriate and explain why you believe you will continue to derive benefits from this intangible for a period of 15 years. We may have further comment upon review of your response.

Response:

The estimated useful life of 15 years for purposes of amortizing the customer lists acquired in the Graphography acquisition was recommended by an independent third party, Crowe Chizek, who provided the Company with an estimate of the fair value of Graphography’s

Mr. Mark S. Webb

July 19, 2006

intangible assets. Crowe Chizek determined the 15-year period based on the following factors:

•	Although Graphography management indicated that client attrition in the print industry ranges from 5% to 15%, Crowe Chizek determined that a 5% attrition rate is appropriate based on the strength of Graphography’s client relationships and its historical client attrition. Using a 5% attrition rate, Crowe Chizek performed a calculation to determine the net present value of future cash flows. This calculation indicated that there will be positive cash flows derived from Graphography’s existing client base through year 20; however, these cash flows become immaterial beyond year 15.

•	Graphography derives over 80% of its revenue from two large clients. One client relationship has existed for more than 12 years and the other for more than seven years. Graphography management believes that these are very strong relationships. Revenue from these clients has grown historically, and Graphography management expects the revenue growth to continue.

Other

Comment No. 14

Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:

The Company undertakes to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Comment No. 15

Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

Response:

The Company has included currently dated consents of Ernst & Young LLP in Amendment No. 3.

*                    *                     *

Mr. Mark S. Webb

July 19, 2006

If you have any questions regarding any of the responses in this letter or Amendment No. 3, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:	Timothy A. Geishecker
Lynwood F. Shenk
Claire L. Erlanger
Steven E. Zuccarini
Nicholas J. Galassi
Steven J. Gavin
Jeffrey S. Wright